John J. O’Brien

Partner

215.963.4969

December 26, 2019

FILED AS EDGAR CORRESPONDENCE

Lisa N. Larkin

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Response letter to comments on Post-Effective Amendment No. 80 to the Registration Statement of Morgan Stanley Pathway Funds (File Nos. 033-40823 and 811-09025)

Dear Ms. Larkin:

On behalf of our client, Morgan Stanley Pathway Funds (the “Trust” or “Pathway”), this letter responds to the comments and questions you provided via telephone to Eric Metallo, the Trust’s Chief Legal Officer and Secretary, on December 9, 2019, regarding the Trust’s Post-Effective Amendment No. 80, under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 82, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its Registration Statement filed with the SEC on October 24, 2019 pursuant to Rule 485(a)(1) under the 1933 Act (the “Amendment”), for the purpose of making material changes to the principal investment strategy of the Municipal Bond Fund (the “Fund”). As indicated in the Amendment, Consulting Group Advisory Services LLC (“CGAS” or the “Manager”), a business of Morgan Stanley, serves as the investment adviser for the Fund and BlackRock Financial Management, Inc. (“BlackRock”) serves as investment sub-adviser. Below, we have briefly summarized your comments and questions, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

1.

Comment.      Because the Amendment indicated on its cover page that it was being filed pursuant to Rule 485(a)(2), please make an additional filing pursuant to Rule 485(b)(1)(iii) to designate a new effective date for the Amendment and to clarify that the filing was to be made under Rule 485(a)(1).

Response.      In response to your comment we have prepared a filing pursuant to Rule 485(b)(1)(iii) (i.e., a “BXT filing”) and will file it in advance of filing the Trust’s annual update to its registration statement.

2.	Comment. Please clarify in the Expense Example whether it is the same if a shareholder does or does not redeem.

Response.      The Fund does not charge a sales load or other fee upon redemption. Accordingly, consistent with Instruction 4(f) to Item 3 of Form N-1A, and in response to your comment, we have removed the phrase “and then redeem all of your shares at the end of those time periods” from the narrative explanation preceding the Expense Example. We have made a consistent change in the disclosure with respect to the other series of the Trust in the effective prospectus.

3.	Comment. How much does the Fund intend to invest in below investment grade private mortgage-backed securities, Level 3 assets or distressed investments?

Response.      The Fund does not target a specific amount of investment in these types of securities, but currently does not intend to invest in mortgage-backed securities as part of its principal investment strategy. The Fund will investment no more than 20% of its assets in municipal obligations that are rated below investment grade, subject to the limitation set forth in paragraph (b)(1)(iv) of Rule 22e-4 under the 1940 Act.

4.	Comment. Please add a statement about the anticipated maturity to the Fund’s principal investment strategies disclosure.

Response.      We have considered your comment, but have determined to not make any changes to the Fund’s current disclosure. The vast majority of municipal bonds have a call option that is significantly earlier than their maturity, which results in nearly all such instruments being called before their maturity. Accordingly, we believe that emphasizing ranges of maturity or average portfolio maturity in the Fund’s disclosure would not be useful to investors.

5.

Comment.      If the Fund intends to invest in secured or unsecured loans or subordinated loans or mezzanine loans, we are aware that ratings agencies, as well as the financial media, have recently reported that traditional lender protections are being eroded and the so-called “covenant-lite” loans are increasingly common. See Leverage Loans Not As Safe As They Once Were (WSJ Aug 16, 2018). If the Fund intends to invest in “covenant-lite” loans, please describe such loans and the extent in which the Fund may invest in such loans and consider enhancing the disclosure of the risk of investing in such loans.

Response.      The Fund does not anticipate investing in loans or loan participations as part of its principal investment strategies.

6.

Comment.      Please enhance the Floating Rate Obligations risk disclosures to include the risk that these investments may take longer than 7 days to settle. Please address how the Fund intends to meet short term liquidity needs that may result from the lengthy settlement period and disclose that as a result of such lengthy settlement period, investors may not be paid in a timely manner or the Fund may incur losses to pay redemptions on time. Please add disclosure that bank loans may not be securities and may not have the protections of the federal securities laws.

Response.      In response to your comments, we have added disclosure about investments in floating rate obligations to both the Fund’s “Principal risks of investing in the Fund” and the “Fund details” sections of the prospectus.

7.	Comment. Please add LIBOR transition risk to the Fund’s disclosure.

Response.      In response to your comment we have added LIBOR transition risk disclosure to both the Fund’s “Principal risks of investing in the Fund” and the “Fund details” sections of the prospectus, as well as the Trust’s Statement of Additional Information. We have also carried this disclosure through to the other series of the Trust, as applicable.

8.

Comment.      It is the staff’s view that tender option bond financing involves the issuance of a senior security unless the Fund segregates unencumbered liquid assets other than the bonds deposited in the trust with a value of at least equal of the amount of the floaters and accrued interest, if any. See Investment Management Staff Issues of Interest, Funds Using Tender Option Bond (TOB) Financing, March 29, 2012. Please advise if the Fund will invest in tender option bonds and to what extent it will segregate assets to comply.

Response.      The Fund currently does not invest in tender option bonds, although the Fund’s principal investment strategy permits such investments. If the Fund were to start investing in tender option bonds, then the Manager would work with BlackRock to ensure that Fund assets are segregated to cover the Fund’s exposure on the bonds, as required by applicable law.

9.

Comment.      Pursuant to the requirements of Item 4(b)(iii), please include a statement that the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Response.      In response to your inquiry, we have added this disclosure to the Fund’s and the other series’ principal risks section.

10.

Comment.      Please confirm that year-to-date returns will be included in the Risk/Return Bar Chart required pursuant to Item 4(b)(iii) and that the benchmark remains appropriate give the investments in below-investment grade securities.

Response.      The Fund’s year-to-date returns will be included in the Risk/Return Bar Chart, and the Manager confirms that the Bloomberg Barclays U.S. Municipal Bond Index and Lipper General & Insured Municipal Debt Funds Average remain appropriate benchmark indices for the Fund.

11.	Comment. Please include the Fund’s investment objective in accordance with the requirements of Item 9.

Response.      The Item 9 disclosure in the Fund’s effective prospectus will include the Fund’s investment objective.

12.	Comment. Please clarify the rationale for including the more detailed description of the principal investment strategies in Item 4 rather than in Item 9.

Response.      The Item 9 disclosure in the Fund’s effective prospectus will include a more detailed disclosure of the Fund’s principal investment strategies.

13.	Comment. Please enhance the explanation of how the Fund decides to buy and sell securities under Item 9(b)(ii).

Response.      In response to your comment, we have reviewed the Fund’s disclosure regarding BlackRock’s selection of Fund investments and do not believe that any additional disclosure is necessary at this time.

14.	Comment. Please clarify whether the Annual Report for the year ended August 31, 2019 will be available as referenced under Fund Management.

Response.      The disclosure in the “Fund Management” section of the Fund’s effective prospectus will state: “A discussion regarding the Board’s basis for approving the investment advisory and sub advisory agreements is available in the Trust’s Annual Report for the year ended August 31, 2019. For Sub-advisers approved after August 31, 2019, a discussion of the Board’s basis for approval of such agreement(s) will be in the Trust’s Semi-Annual Report for the period ending February 29, 2020.”

15.	Comment. Please provide a general example of when the Board of Trustees may determine it is in the best interests of the Fund to suspend redemptions (e.g., stressed market conditions).

Response.      In response to your comment we have added two examples of the circumstances in which the Fund could suspend redemptions.

16.	Comment. Please confirm the Fund has a fundamental investment restriction with respect to investment concentration.

Response.      The Fund’s fundamental investment policies do not prohibit it from concentrating its investments in securities, the issuers of which conduct their principal business activities in the same industry; however, the Fund does not consider U.S. government securities and securities of state or municipal governments and their political subdivisions to be issued by members of any industry. As a non-fundamental investment policy, the Fund will not invest more than 25% of its total assets in municipal obligations of a single issuer and generally will seek to invest not more than 25% of its total assets in municipal obligations whose issuers are located in the same state.

17.

Comment.      For the Principal Occupation(s) During the Past Five Years for the Independent Trustees required under Item 19(a)(3), please add parentheticals describing the nature of the business where not included or self-evident.

Response.      In response to your comment, we have added the requested descriptive parentheticals.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O’Brien
John J. O’Brien

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